Filed pursuant to Rule 424(b)(3)
Registration No. 333-254832

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated May 27, 2021)

Velodyne Lidar, Inc.

4,483,728 Shares of Common Stock Underlying Warrants

130,447,513 Shares of Common Stock

1,278,502 Warrants to Purchase Shares of Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 27, 2021 (the “Prospectus”), related to (i) the issuance by us of up to an aggregate of 4,108,728 shares of common stock that are issuable upon the exercise of our publicly-traded warrants (the “Public Warrants”) and up to 375,000 shares of common stock issuable upon exercise of our working capital warrants (the “Working Capital Warrants” and, together with the Public Warrants, the “Warrants”), (ii) the resale of up to 778,502 Public Warrants and 500,000 Working Capital Warrants held by certain holders named in this prospectus (the “Selling Warrantholders”), (iii) the resale of up to 200,000 shares of common stock (the “PIPE Shares”) that currently are owned by certain selling stockholders that entered into subscription agreements with Graf Industrial Corp (“Graf”) (such selling stockholders, the “PIPE Investors”), pursuant to which Graf agreed to issue and sell the PIPE Shares to the PIPE Investors in a private placement and (iv) the resale of up to 130,247,513 shares of common stock by certain selling stockholders named in the Prospectus, including Founder Shares (as defined in the Prospectus).

This prospectus supplement updates and supplements certain information in the Prospectus as set forth below and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock and warrants are traded on the Nasdaq Global Select Market under the symbols “VLDR” and “VLDRW”, respectively. On July 7, 2021, the closing price of our common stock was $9.28 and the closing price of our Public Warrants was $2.91.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 9 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued or sold under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 9, 2021.

RISK FACTORS

The following information is provided to supplement and update the “Risk Factors” section of the Prospectus. No other changes or amendments to the “Risk Factors” section in the Prospectus are being made hereby.

Velodyne is no longer a “controlled company” under the corporate governance rules of Nasdaq. However, during the applicable phase-in periods Velodyne may continue to rely on exemptions from certain corporate governance standards, which limit the presence of independent directors on Velodyne’s Board of Directors or committees of the Board of Directors.

Prior to the filing of the Prospectus, David Hall controlled the votes of the majority of Velodyne’s common stock. As a result, Velodyne was a “controlled company” for purposes of the Nasdaq corporate governance rules and was exempt from certain governance requirements otherwise required by Nasdaq, including requirements:

•	that a majority of Velodyne’s Board of Directors consist of independent directors;

•	that Velodyne has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	that Velodyne has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Velodyne is no longer a “controlled company” under the corporate governance rules of Nasdaq. Under the Nasdaq listing requirements, a company that ceases to be a “controlled company” must comply with the independent board committee requirements as they relate to the nominating and corporate governance and compensation committees no later than the following phase-in schedule: (1) one independent committee member at the time it ceases to be a controlled company, (2) a majority of independent committee members within 90 days of the date it ceases to be a controlled company and (3) all independent committee members within one year of the date it ceases to be a controlled company. Additionally, the Nasdaq listing requirements provide a 12-month phase-in period from the date a company ceases to be a “controlled company” to comply with the majority independent board requirement. At this time, the majority of Velodyne’s directors are independent, as are all of the members of the Audit and Compensation Committees. Three of the four members of the Nominating and Governance Committee are independent. Until the Company implements these requirements, however, Velodyne’s stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Velodyne depends on its ability to attract and retain key management and technical personnel.

For Velodyne’s business to be successful, Velodyne needs to attract and retain highly qualified key management and technical personnel. Competition for highly-skilled personnel is often intense, especially in the San Francisco Bay Area where Velodyne is located, and Velodyne may incur significant costs to attract them. Velodyne had in the past been dependent on David Hall, Velodyne’s former executive chairman. Mr. Hall resigned as executive chairman in January 2021 and as a member of Velodyne’s Board in March 2021. Velodyne has been expanding its management team as well as other key areas of its business, including product development. The resignation of Mr. Hall could adversely affect Velodyne’s business as it might make it more difficult to, among other things, compete with other market participants, manage Velodyne’s research and development activities and retain existing customers or cultivate new ones. Subsequent to the removal of Mr. Hall as the chair of Velodyne’s Board and these resignations, Mr. Hall has made statements to the press and in a Schedule 13D criticizing Velodyne’s Board and management. Furthermore, on June 9, 2021, Velodyne initiated an arbitration proceeding against David Hall, alleging breach of contract and misappropriation of Velodyne confidential, proprietary, and trade secret information. To protect its intellectual property and in aid of the arbitration process, on July 2, 2021 Velodyne filed an application with the Santa Clara County Superior Court for a temporary restraining order and preliminary injunction to prohibit Mr. Hall from any further copying, disclosure or use of Velodyne’s intellectual property and to require him to return all such property to Velodyne. This publicity could make it more difficult for Velodyne to attract and retain key personnel. Any actual or perceived uncertainties as to Velodyne’s relationship with Mr. Hall, who holds voting rights with respect to a significant amount of Velodyne’s voting stock, or persons aligned with Mr. Hall, may make it more difficult to attract and retain Velodyne’s qualified personnel and directors. Velodyne also may not be successful in attracting, integrating, or retaining qualified personnel to fulfill its current or future needs. Velodyne has, from time to time, experienced, and Velodyne expects to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of Velodyne’s equity is not higher than other companies with which Velodyne competes for employees, it may adversely affect Velodyne’s ability to retain highly skilled employees. If Velodyne fails to attract new personnel or fail to retain and motivate its current personnel, Velodyne’s business and future growth prospects could be adversely affected.

David Hall will have control over key decision making because he holds voting rights with respect to a significant amount of Velodyne’s voting stock.

David Hall, Velodyne’s former chairman and CEO, holds voting rights with respect to an aggregate of approximately 87.6 million shares of common stock, which represented approximately 45% of Velodyne’s outstanding capital stock as of June 30, 2021. As of June 30, 2021, Velodyne had approximately 195.3 million shares of common stock outstanding. In addition to the approximately 59.5 million shares of common stock currently held by Mr. Hall, stockholders holding approximately 28.2 million shares of common stock, including Joseph B. Culkin, Chairman of Velodyne’s Board, Marta Hall, a member of Velodyne’s Board, and certain other family members of Mr. Hall, have entered into agreements granting Mr. Hall an irrevocable proxy to vote such stockholders’ shares at Mr. Hall’s discretion on all matters to be voted upon by stockholders. As a stockholder, Mr. Hall is entitled to vote his shares in his own interests, which may not always be in the interests of Velodyne’s stockholders generally and could adversely affect the market price of Velodyne’s common stock.

BUSINESS

Legal Proceedings

The following information is provided to supplement the legal proceedings section of the Prospectus to reflect the Company’s arbitration proceeding against David Hall. No other changes or amendments to the legal proceedings section in the Prospectus are being made hereby.

Arbitration Proceeding Against David Hall

On June 9, 2021, we initiated an arbitration proceeding against David Hall, alleging breach of contract and misappropriation of Velodyne confidential, proprietary, and trade secret information. To protect its intellectual property and in aid of the arbitration process, on July 2, 2021 Velodyne filed an application with the Santa Clara County Superior Court for a temporary restraining order and preliminary injunction to prohibit Mr. Hall from any further copying, disclosure or use of Velodyne’s intellectual property and to require him to return all such property to Velodyne.

MANAGEMENT

Executive Officers and Directors

The following information is provided to replace the executive officers and directors table and related biographies in the Prospectus.

The table below lists our directors and executive officers along with each person’s age as of the date of this prospectus and any other position that such person holds.

Name	Age	Position
Executive Officers
Dr. Anand Gopalan	41	Chief Executive Officer and Director
Andrew Hamer	57	Chief Financial Officer and Treasurer
Sally Frykman	36	Chief Marketing Officer
Sinclair Vass	52	Chief Commercial Officer
Jim Barnhart	58	Chief Operating Officer
Mathew Rekow	51	Chief Technology Officer
Kathryn McBeath	58	Chief People Officer
Michael Vella	57	General Counsel
Laura Tarman	50	Vice President of Sales
Other Key Employees
Dr. Mircea Gradu	57	Senior Vice President of Quality and Validation
Non-Employee Directors Joseph B. Culkin(3)	66	Chairman and Director
Michael E. Dee(1)(3)	64	Director
Marta Thoma Hall	69	Director
Deborah Hersman(3)	50	Director
Eric Singer	47	Director
Christopher Thomas(1)(2)	46	Director
Hamid Zarringhalam(2)(3)	56	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Governance Committee.

Executive Officers

Dr. Anand Gopalan. Dr. Gopalan serves as our Chief Executive Officer, President and a member of the Board. Dr. Gopalan has served as Velodyne’s Chief Executive Officer since January 2020 and as a member of Velodyne’s Board since July 2019. Prior to becoming Velodyne’s Chief Executive Officer in January 2020, Dr. Gopalan served as Velodyne’s Chief Technology Officer from May 2017 until January 2020 and Vice President of Research and Development from June 2016 until May 2017. In his role as Chief Technology Officer, Dr. Gopalan was responsible for all the new technology and advanced product development at Velodyne. He further worked alongside Mr. Hall on technology and business strategy and was the technical face of Velodyne with all its major customers. Dr. Gopalan brings close to fifteen years of experience in electrical engineering, opto-electronics and semiconductors to us. Previously, Dr. Gopalan served in various technology executive roles, most recently as Vice President of Engineering at Rambus Incorporated, a microchip interface and architecture company, from March 2013 until May 2016. From June 2005 to March 2013, Dr. Gopalan served in various roles, including as Director of Research and Development and Mixed-Signal IP Development at Kawasaki Microelectronics, Inc., a microchip company. Dr. Gopalan holds a B.E. in electronics from the University of Mumbai, an M.S. in Electrical Engineering and a Ph.D. in Microsystems from Rochester Institute of Technology.

Andrew Hamer. Mr. Hamer serves as our Chief Financial Officer and Treasurer. Mr. Hamer has served as Velodyne’s Chief Financial Officer and Treasurer since July 2019. Mr. Hamer served as interim Chief Financial Officer and Treasurer from April 2019 to July 2019. Previously, from October 2017 to September 2018, Mr. Hamer served as Chief Financial Officer of Anomali, Inc., a cybersecurity company. From October 2016 to April 2017, he served as Chief Financial Officer of Sungevity, Inc., a solar electricity company. From June 2010 to February 2016, Mr. Hamer served as Chief financial officer of ON24 Inc., a provider of cloud-based webcasting and virtual communication solutions. Prior to that, Mr. Hamer was Chief Financial Officer of Keynote Systems, Inc. and he held Chief Financial Officer and Vice President of Finance and Administration positions at KnowNow, Inc., IQ Labs and Intraspect Software, Inc. Prior to 2000, Mr. Hamer served in various financial positions at Excite@Home and Sybase, Inc. Mr. Hamer holds a Master of Accountancy from Florida International University and a B.S. in Accounting from the State University of New York at Binghamton.

Sally Frykman. Ms. Frykman serves as our Chief Marketing Officer. Ms. Frykman has served as Velodyne’s Chief Marketing Officer since February 2021. Ms. Frykman served as Velodyne’s Chief Communications Officer from November 2020 to February 2021. Previously, from April 2019 to November 2020, Ms. Frykman served as Velodyne’s Vice President of Communications. From July 2018 to March 2019, Ms. Frykman served as Velodyne’s Director of Communications, Education and Business Development. Ms. Frykman served as Velodyne’s Communications and Education Manager from November 2017 to June 2018. From November 2016 to October 2017, Ms. Frykman served as Principal in San Leandro School District. From April 2016 to November 2016, Ms. Frykman served as Assistant Principal in San Leandro School District. Prior to that, Ms. Frykman served as a special education teacher in San Leandro School District from August 2012 to August 2016. Prior to 2016, Ms. Frykman served in various social worker positions at East Bay Innovations. Ms. Frykman holds a Bachelor’s Degree from University of California, Santa Barbara, a Master’s Degree from San Francisco State University and an Administrative Credential from California State University, East Bay.

Sinclair Vass. Mr. Vass serves as our Chief Commercial Officer. Mr. Vass has served as Velodyne’s Chief Commercial Officer since March 2021. Mr. Vass is responsible for driving revenue growth across all the Velodyne markets and geographies. Prior to joining Velodyne, Mr. Vass was President of the Laser Optics Business Unit at Focuslight Technologies Inc., a China based manufacturer of high-performance laser and optical beam steering solutions from October 2019 to March 2021. Before his time at Focuslight, Mr. Vass served in various capacities at Viavi Solutions, a network test, measurement and assurance technology company, most recently as Vice President of Sales, Product Management & Customer Service from October 2012 to October 2019. Mr. Vass has also held senior leadership positions at JDS Uniphase, New Focus Inc., Lucent Microelectronics, Hewlett Packard and Plessey Research Inc. Mr. Vass graduated with a BSc (Hons) in Physics from the University of Edinburgh and holds an MBA from the Open University.

James Barnhart. Mr. Barnhart serves as our Chief Operating Officer. Mr. Barnhart has served as Velodyne’s Chief Operating Officer since March 2021. Prior to joining Velodyne, Mr. Barnhart served as Senior Vice President of Operations at Nanometrics Incorporated, a provider of process control metrology and inspection systems used primarily in the fabrication of semiconductors and other solid-state devices, from March 2018 until March 2021. From 2010 to March 2018, Mr. Barnhart served as Senior Vice President, Global Operations at Cymer LLC, a subsidiary of ASML Holding NV, a supplier of equipment for semiconductor companies. Mr. Barnhart also held various operational leadership roles with Areva Solar, Johnson & Johnson Pharmaceutical Research & Development, L.L.C. and Applied Materials, Inc. Mr. Barnhart holds an MBA from the Walter A. Haas School of Business at the University of California, Berkeley and a B.S. in Electrical Engineering from Washington State University’s College of Engineering.

Mathew Rekow. Mr. Rekow serves as our Chief Technology Officer. Mr. Rekow has served as Velodyne’s Chief Technology Officer since January 2020. Prior to that, Mr. Rekow was previously Velodyne’s Director of Optical Engineering from January 2018 to January 2020 and Senior Principal Electro-Optical engineer from July 2015 to January 2018. From April 2009 to June 2015, Mr. Rekow served as Applications Lab Manager for ESI. Mr. Rekow holds a M.S. in Materials Engineering from Colorado State University, and a B.S. in Physics from the University of Idaho.

Kathryn McBeath. Ms. McBeath serves as our Chief People Officer. Ms. McBeath joined Velodyne in October 2020 and is responsible for leading Velodyne’s global HR organization. Prior to joining Velodyne, Ms. McBeath was the Senior Director, HRBP Commercial Team for Nevro Corp., a medical device company, from August 2019 to October 2020. She served as the Head of HR for Corsair Components, Inc. (now Corsair Gaming,

Inc.), a computer peripherals and hardware company, from April 2012 to August 2019. From August 2010 to September 2011 Ms. McBeath was the Director of Compensation and Benefits for Intuitive Surgical, a surgical robotics company. Prior to this she held various positions at Hewlett Packard in human resources and finance. Ms. McBeath holds a Bachelor’s degree in Business Administration with a concentration in Accounting from San Jose State University. In addition, she completed an Executive Leadership program through Stanford University.

Michael Vella.    Mr. Vella serves as our General Counsel and Acting Corporate Secretary. Mr. Vella joined Velodyne in May 2020 and has served as our General Counsel since May 2020 and Acting Corporate Secretary since April 2021. From January 1, 2019 to May 2020, Mr. Vella worked as a Partner of nTheta Limited, a cross-border consulting company, and as Vice President of Business Development at Managed Discovery, an electronic discovery company. From June 2010 until December 2018, Mr. Vella worked as Partner at the international law firm Jones Day. Previously, Mr. Vella worked as a Partner at Morrison & Foerster LLP, and as an Associate Attorney in other US law firms, and as a Judicial Clerk for the United States Claims Court. Mr. Vella is a California-licensed lawyer with over 25 years of international legal experience in both the US and Asia. During his legal career, Mr. Vella has advised both technology startups and multinational corporations on a broad range of legal matters involving international business operations, IP challenges, litigation and compliance matters.

Laura Tarman. Ms. Tarman serves as our Vice President of Sales. Ms. Tarman is responsible for overseeing Velodyne’s North America sales and customer support efforts. She brings 15 years of experience in tech-related leadership and management with expert knowledge in lidar sensor solutions for autonomous mobility and people flow analysis. From 2019 to 2021, Ms. Tarman acted as Manager of Business Development and Director of Sales at Velodyne. From 2011 to 2019, Ms. Tarman managed sales organizations selling into key accounts—both domestically and internationally—and contributed year-over-year growth up to $50 million in revenue for Zayo Group, a network solutions provider. She held various leadership positions at Zayo Group in support of their communication network infrastructure and wireless technologies. Ms. Tarman holds a B.A. in Statistics and Music from California Polytechnic State University, San Luis Obispo.

Other Key Employees

Dr. Mircea Gradu. Dr. Gradu serves as our Senior Vice President of Product and Quality. Dr. Gradu has served as Velodyne’s Senior Vice president of Product and Quality since September 2019 and has started with Velodyne in 2017 as Senior Vice President of Quality and Validation. With over 25 years of experience in the automotive and commercial vehicle industry, Dr. Gradu started his career at Daimler AG in Stuttgart, Germany, served as Vice President of Transmission Powertrain and Driveline Engineering and Head of Virtual Analysis at FCA Fiat Chrysler Automobiles from September 2007 to March 2014 and, prior to Velodyne, was Executive Director Engineering and Quality at Hyundai Motor America where he worked from April 2014 to August 2017. An SAE Fellow, Dr. Gradu has been awarded over 45 patents and has published numerous technical papers. Dr. Gradu holds a Master’s Degree in Mechanical Engineering from the Polytechnic Institute of Bucharest and a Ph.D. in Mechanical Engineering from the Technical University of Stuttgart, Germany.

Non-Employee Directors

Joseph B. Culkin. Mr. Culkin serves as our Chairman. Mr. Culkin served as Chairman of Velodyne’s Board since February 2021 and served as a member of Velodyne’s Board since September 2016. In 1987, Mr. Culkin founded New Logic Research, Inc., a provider of high-performance membrane filtration systems, and has served in a variety of capacities including presently as Chief Technology Officer. Mr. Culkin holds a B.S. in Chemical Engineering from the University of Pennsylvania, an M.A. in Theoretical Fluid Mechanics from Johns Hopkins University, and a Ph.D. in chemical engineering from Northwestern University. We believe Mr. Culkin is qualified to serve as Chairman of the Board based on his operations and strategy experience in the scientific manufacturing industry.

Michael E. Dee. Mr. Dee has served as a member of Velodyne’s Board since September 2020. Since November 2020, Mr. Dee has served as the Chief Financial Officer of PureCycle Technologies, Inc., a provider of recycling services. During his tenure, Mr. Dee helped raise over $730 million and complete a merger via a special purpose acquisition company. From September 2018 until the consummation of the business combination with Velodyne in September 2020, Mr. Dee was the President and Chief Financial Officer of Graf Industrial Corp

(“Graf”). He also served as a member of Graf’s Board of Directors from October 2018 to September 2020. Mr. Dee was a Senior Advisor to the President for Finance of the Asian Infrastructure Investment Bank in Beijing from January 2016 to July 2016 and also served as a member of its Management and Investment Committee. From 2010 to 2015, Mr. Dee managed various philanthropic activities and private investments. Mr. Dee was Senior Managing Director — International of Temasek Holdings Private Limited, Singapore’s sovereign investment company, from 2008 to 2010 and also served as a senior member of its Management Committee and Investment Committee. Prior to joining Temasek, Mr. Dee worked as a Managing Director at Morgan Stanley where he was employed from 1981 to 2007 in a variety of senior positions in its capital markets, mergers and acquisitions and firm management divisions located in New York, London, Hong Kong, Singapore and Houston. Mr. Dee holds a B.S. in Economics from the Wharton School of the University of Pennsylvania. We believe Mr. Dee is qualified to serve as a member of the Board based on his extensive experience in capital markets, corporate finance, private equity and mergers and acquisitions.

Marta Thoma Hall. Ms. Hall has served as a member of Velodyne’s Board since January 2020. Ms. Hall served as President of Velodyne Acoustics, Inc. from 2012 to 2015 and then as President of Velodyne Lidar, Inc. from 2015 until January 2020. Ms. Hall helped grow Velodyne through a focus on marketing, business development and leadership. During this time, alongside David Hall, Velodyne’s founder, Ms. Hall led Velodyne through the transition from selling acoustics equipment to developing and selling lidar to hundreds of customers. From January 2020 through February 2021, Ms. Hall served as Velodyne’s Chief Marketing Officer. Before joining Velodyne, Ms. Hall operated her own business, engaging with civic entities nationwide. Ms. Hall received the Most Influential Woman in Business Award in 2019 from the San Francisco Business Times. Ms. Hall holds a Master’s Degree from San Francisco State University and a Bachelor’s Degree from the University of California, Berkeley.

Deborah Hersman. Ms. Hersman has served as a member of Velodyne’s Board since March 2021. Ms. Hersman was most recently Chief Safety Officer of Waymo, LLC (formerly Google’s self-driving car program), an autonomous driving technology development company, from January 2019 to December 2020. From May 2014 to January 2019, Ms. Hersman served as President and Chief Executive Officer of the National Safety Council, a nonprofit safety advocate focused on eliminating the leading causes of preventable death in workplaces, on the road and in communities. Ms. Hersman currently serves on the Board of Directors of NiSource Inc. and previously served as Chairman from 2009 to 2014 and board member from 2004 to 2014 of the National Transportation Safety Board. Ms. Hersman was a Senior Advisor to the U.S. Senate Committee on Commerce, Science and Transportation from 1999 to 2004. She served as Staff Director and Senior Legislative Aide to West Virginia Congressman Bob Wise from 1992 to 1999. Ms. Hersman holds Bachelor of Arts degrees in International Studies and Political Science from Virginia Polytechnic Institute and State University and an M.S. in Conflict Analysis and Resolution from George Mason University. We believe that Ms. Hersman is qualified to serve as a member of the Board based on her leadership in transportation safety and extensive experience with safety policy legislation and advocacy.

Eric Singer. Mr. Singer has served as a member of Velodyne’s Board since June 2021. Mr. Singer has served as the managing member of VIEX Capital Advisors, LLC, an investment manager of certain affiliated funds, since May 2014. From March 2012 until September 2014, Mr. Singer served as co-managing member of Potomac Capital Management III, L.L.C., the general partner of Potomac Capital Partners III, L.P. (PCP III), and Potomac Capital Management II, L.L.C., the general partner of Potomac Capital Partners II, L.P. (PCP II) and served as an advisor to Potomac Capital Management, L.L.C. and its related entities from May 2009 until September 2014. The principal business of PCP III and PCP II is investing in securities. Since July 2019, Mr. Singer has served as a director of A10 Networks, an application controller and firewall cloud security company, and has served as lead independent director since September 2020. Since March 2020, Mr. Singer has served as a director of Immersion Corporation, a premier licensing company focused on the creation, design, development, and licensing of innovative haptic technologies, and has served as executive chairman since August 2020. Mr. Singer has served as a director of numerous public companies, including: Quantum Corporation from November 2017 to November 2019; as chairman of its board of RhythmOne plc from February 2018 (after its acquisition of YuMe, Inc.) until the sale of RhythmOne plc in April 2019; YuMe, Inc. from June 2016 to February 2018, including as chairman of its board beginning in November 2016; Support.com from June 2016 to March 2019; Numerex Corp. from March 2016 until its sale in December 2017; TigerLogic Corporation from January 2015 until December 2016; IEC Electronics from February 2015 to August 2017; Meru Networks, Inc. from January 2014 until January 2015; PLX Technology, Inc. from December 2013 until its sale in August 2014; Sigma Designs, Inc. from August 2012 until December 2013, including as chairman of its board from January 2013 until December 2013; and Zilog Corporation from August 2008 until its sale in February 2010. Mr. Singer holds a B.A. from Brandeis University.

Christopher (Chris) Thomas. Mr. Thomas has served as a member of Velodyne’s Board since May 2020. Mr. Thomas is the Founder and Chairman of Integrated Insights, a global advisory firm. He was previously a Partner with McKinsey & Company from January 2011 to June 2020. Mr. Thomas served as co-Managing Partner for the Firm’s Global Digital Strategy service line as well as its Global IoT service line, and as the leader of its Asia Semiconductor Practice. Mr. Thomas’ client and research work focused on the artificial intelligence, automotive, cloud computing, smart home, server and storage end markets; the automotive, wireless, networking, power, analog, flash memory, and CPU product segments; and the semiconductor equipment, foundry and fabless verticals. Mr. Thomas also founded the CEO Circle, a regular gathering of more than 200 Chinese CxOs and China heads of multinational companies. Prior to McKinsey, Mr. Thomas spent ten years at Intel. Mr. Thomas was the General Manager of Intel China and also held multiple executive roles at Intel’s global headquarters. These included Chief of Staff to Intel’s Chief Sales, Marketing and Strategy Officer. Mr. Thomas began his career as a private equity investor at The Blackstone Group in New York City. Mr. Thomas is a Visiting Professor at Tsinghua University, a member of the Council on Foreign Relations and an invited member of the US-China Track II Dialogues on the Digital Economy. Mr. Thomas received an MBA from Stanford Business School, where he was an Arjay Miller Scholar, in 2000; a Master of Arts in Political Science, from Stanford University in 2000; and a Bachelor of Science in Economics, summa cum laude, from the Wharton School in 1996. We believe that Mr. Thomas is qualified to serve as a member of the Board based on his extensive international consulting and technology experience and financial expertise.

Hamid Zarringhalam. Mr. Zarringhalam has served as a member of Velodyne’s Board since February 2021. Mr. Zarringhalam is Corporate Vice President of Nikon Corporation. In this capacity, he is simultaneously Chief Executive Officer of Nikon Ventures Corporation, Co-General Manager of the Digital Solutions Business Unit in Nikon Corporation and Executive Vice President of Nikon Precision Inc. Nikon Ventures Corporation is responsible for the external investments, strategic alliances and private equity strategy of Nikon Corporation. The Digital Solutions Business Unit is responsible for leveraging Nikon core competencies to enable and scale growth in new markets. As EVP of Nikon Precision, he is responsible for Nikon strategic partnership activities in Semiconductor Lithography in the United States. Mr. Zarringhalam joined Nikon in 1987, and in his tenure with Nikon, he has served in various senior management capacities in technology, operations, business development, and other corporate groups, including serving as President of Nikon Precision Europe. He currently serves on the Board of Morf3D, an aerospace additive manufacturing company, and wrnch, a Canadian Computer Vision technology company. He has also served in a Board capacity for several companies in the Nikon investment portfolio. Mr. Zarringhalam has a Bachelor of Science in Finance and a Master in Business Administration, both from the University of San Francisco. We believe that Mr. Zarringhalam is qualified to serve as a member of the Board based on his nearly 35 years of experience in technology, operations and business development.

Controlled Company

The following information is provided to replace the controlled company disclosure in the Prospectus.

Because David Hall no longer controls the votes of the majority of our common stock, we are no longer a “controlled company” under the corporate governance rules of Nasdaq. The Nasdaq corporate governance rules require:

•	that a majority of Velodyne’s Board of Directors consist of independent directors;

•	that Velodyne has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	that Velodyne has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Additionally, the Nasdaq listing requirements provide a 12-month phase-in period from the date a company ceases to be a “controlled company” to comply with the majority independent board requirement. At this time, the majority of our directors are independent, as are all of the members of the Audit and Compensation Committees. Three of the four members of the Nominating and Governance Committee are independent.

Board Committees

The following information is provided to replace the descriptions of the Audit Committee and Compensation Committee in the Prospectus.

Audit Committee

The members of the Audit Committee are Christopher Thomas and Michael Dee, each of whom can read and understand fundamental financial statements. Each of Mr. Thomas and Mr. Dee is independent under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to audit committee members. Mr. Thomas serves as the chair of the Audit Committee. Mr. Dee qualifies as an audit committee financial expert within the meaning of SEC regulations and meet the financial sophistication requirements of Nasdaq.

The Audit Committee assists the Board with its oversight of the following: the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, independence, and performance of the independent registered public accounting firm; the design and implementation of our internal audit function and risk assessment and risk management. Among other things, the Audit Committee is responsible for reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures. The Audit Committee also discusses with management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of our financial statements, and the results of the audit, quarterly reviews of our financial statements and, as appropriate, will initiate inquiries into certain aspects of our financial and legal affairs. The Audit Committee is responsible for establishing and overseeing procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by employees of concerns regarding questionable accounting, code of conduct, legal or auditing matters. In addition, the Audit Committee has direct responsibility for the appointment, compensation, retention, and oversight of the work of our independent registered public accounting firm. The Audit Committee has sole authority to approve the hiring and discharging of our independent registered public accounting firm, all audit engagement terms and fees, and all permissible non-audit engagements with our independent registered public accounting firm. The Audit Committee reviews and oversees all related person transactions in accordance with our policies and procedures.

Compensation Committee

The members of our Compensation Committee are Christopher Thomas and Hamid Zarringhalam. Hamid Zarringhalam is the chair of the Compensation Committee. Each member of the Compensation Committee is independent under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to compensation committee members.

The Compensation Committee assists the Board in discharging certain of our responsibilities with respect to compensating our executive officers, and the administration and review of our incentive plans for employees and other service providers, including the equity incentive plans, and other matters related to our compensation programs. The Compensation Committee also assists the board with certain corporate governance matters, such as the succession planning for the Chief Executive Officer and other executive officers. The Compensation Committee plans to meet at least twice each year and may otherwise meet at such times and places as the Committee determines. The Compensation Committee meets regularly in executive session. However, from time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, provide financial or other background information or advice or otherwise participate in Compensation Committee meetings. The Chief Executive Officer and any other executive officer that serves on the Board may not be present during voting or deliberations of the Compensation Committee regarding his or her compensation. The charter of the Compensation Committee grants the Committee full access to all books, records, facilities and personnel of the Company. In addition, the Compensation Committee has the authority, in its sole discretion, to retain or obtain the advice of compensation consultants, legal counsel, or other advisors of its choosing, and the Company must provide for appropriate funding, as determined by the Compensation Committee, for payment of reasonable fees to any such advisor retained by the Committee. The Compensation Committee has direct responsibility for the appointment, compensation and oversight of the work of any such advisors engaged for the purpose of advising the Committee. Under the charter, the Compensation Committee may select, or receive advice from, a compensation consultant, legal counsel or other advisor to the Compensation Committee, other than in-house legal counsel and certain other types of advisors, only after taking into consideration six factors, prescribed by Nasdaq, that bear upon the advisor’s independence; however, there is no requirement that any advisor be independent. In 2020, the Compensation Committee retained Radford as its independent compensation consultant to assist the Compensation Committee in making executive compensation recommendations. See “Executive Compensation” below for additional information regarding our Compensation Committee’s processes and procedures for the consideration and determination of executive and director compensation, including the role of compensation consultants.

EXECUTIVE COMPENSATION

Severance and Potential Payments Upon Severance or a Change in Control

The following information is provided to supplement the “Executive Compensation” section of the Prospectus to reflect Velodyne’s entry into severance and change in control agreements with certain of its executive officers. No other changes or amendments to the “Executive Compensation” section as set forth in the Prospectus are being made hereby.

On June 7, 2021, Velodyne entered into severance and change in control agreements with certain of its key executives, including Andrew Hamer, Velodyne’s Chief Financial Officer (the “Severance and CIC Agreements”). The Severance and CIC Agreements provide the covered executives with severance and acceleration benefits in connection with certain qualifying terminations of employment.

Pursuant to the Severance and CIC Agreements, if the covered executive is subject to a termination without cause or resigns for good reason, in each case within the period commencing 3 months prior to and ending 12 months after a change in control (such period, the “Change in Control Period”), then subject to the executive’s execution of a general release of claims in favor of the Company and parties affiliated with it, as well as the satisfaction of certain other customary conditions, the executive shall be eligible to receive the following severance benefits: (1) 12 months of continued base salary; (2) a lump-sum payment equal to the executive’s annual target bonus; (3) reimbursed or continued health benefits for a period of up to 12 months (or a cash payment in lieu thereof); and (4) the time-based vesting conditions applicable to all then-outstanding equity awards will be fully accelerated and the performance-based vesting conditions applicable to any such equity awards will be deemed achieved at the greater of either the target level of achievement or the actual level of achievement.

In the event one of the covered executives is subject to a termination without cause or resigns for good reason outside of the Change in Control Period, then, subject to the executive’s execution of a general release of claims in favor of the Company and parties affiliated with it, as well as the satisfaction of certain other customary conditions, the executive shall be eligible to receive 9 months (or, in the case of Velodyne’s Chief Financial Officer, 12 months) of continued base salary and reimbursed or continued health benefits for a period of up to 9 months (or in case of Velodyne’s Chief Financial Officer, 12 months), or a cash payment in lieu thereof.

SELLING STOCKHOLDERS

The following information is provided to update the selling stockholders table in the Prospectus to reflect the distribution of Founder Shares from one selling stockholder, Graf Acquisition LLC, the Sponsor, to another selling stockholder, Spar City Capital LLC. No other changes or amendments to the selling stockholders table as set forth in the Prospectus are being made hereby.

The Selling Stockholders and Selling Warrantholders may from time to time offer and sell any or all of the shares of common stock and Warrants set forth below pursuant to the Prospectus, this prospectus supplement and any other accompanying prospectus supplement. The Selling Stockholders and Selling Warrantholders identified below may have sold, transferred or otherwise disposed of some or all of their shares of common stock or Warrants since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. We cannot give an estimate as to the number of shares of common stock or Warrants that will actually be held by the Selling Stockholders or Selling Warrantholders following the resales contemplated by the Prospectus and this prospectus supplement because the Selling Stockholders may offer some or all of their shares of common stock or Warrants under the offering contemplated by the Prospectus and this prospectus supplement or acquire additional shares of common stock or Warrants. We cannot advise you as to whether the Selling Stockholders or Selling Warrantholders will, in fact, sell any or all of such shares of common stock or Warrants.

The following table sets forth, as of the date of this prospectus supplement, the names of the relevant Selling Stockholders and Selling Warrantholders involved in the distribution, the aggregate number of shares of common stock and Warrants held by such Selling Stockholders and Selling Warrantholders assuming the distribution had occurred immediately prior to the commencement of the offering, the number of shares of common stock and Warrants that may be sold by such Selling Stockholders and Selling Warrantholders under the Prospectus and this prospectus supplement and that the Selling Stockholders and Selling Warrantholders will beneficially own after this offering. For purposes of the table below, we have assumed that (i) after termination of this offering none of the shares of common stock or Warrants covered by this prospectus will be beneficially owned by such Selling Stockholders and Selling Warrantholders and (ii) such Selling Stockholders and Selling Warrantholders will not acquire beneficial ownership of any additional securities during the offering. In addition, we assume that such Selling Stockholders and Selling Warrantholders have not sold, transferred or otherwise disposed of, our securities in transactions exempt from the registration requirements of the Securities Act.

	Before the Offering					After the Offering
Name of Beneficial Owner	Number of Shares of Common Stock Held		Number of Warrants Held	Number of Shares of Common Stock to be Sold	Number of Warrants to be Sold	Number of Shares of Common Stock Held		Number of Warrants Held
	Number	%(1)				Number	%(1)
Graf Acquisition LLC(4)	2,223,046	1.1	500,000	2,223,046	500,000	—	—	—
Spar City Capital LLC(13)	218,954	*	—	218,954	515,502	—	—	—

*	Less than 1%.
(1)

The percentage of beneficial ownership before this offering is calculated based on 193,869,080 shares of our common stock outstanding as of April 30, 2021. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them.

(4)

In respect of the shares of common stock, comprises (i) 1,848,046 Founder Shares and (ii) 375,000 shares of common stock underlying 500,000 Working Capital Warrants held by Graf Acquisition LLC, the Sponsor, which are also registered for resale. Mr. Graf is the managing member of the Sponsor and shares voting and investment discretion with OC Opportunities Fund II, L.P. with respect to the common stock held by the Sponsor. Mr. Graf and OC Opportunities Fund II, L.P. disclaim beneficial ownership over any securities owned by Graf Acquisition LLC other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly. Mr. Graf previously served as a director of our Board (until February 2021).

(13)

Consists of (i) 120,000 PIPE Shares and (ii) 98,954 Founder Shares. Mr. Dee has voting and investment power over the shares of common stock held by Spar City Capital LLC, as Mr. Dee serves as such entity’s president and chief financial officer. Mr. Dee disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein. Mr. Dee serves as a director on our Board.

Item 16. Exhibits and Financial Statements.

The following information is provided to supplement the exhibits and financial statements in the Prospectus. No other changes or amendments to the exhibits and financial statements as set forth in the Prospectus are being made hereby.

(a)	Exhibits.

Exhibit No.	Description

10.1	Form of Severance and Change in Control Agreement of the Company (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-38703) filed with the SEC on June 14, 2021).